Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2017 FINANCIAL RESULTS, ENTERING INTO A FIRM OFFER LETTER FOR A NEW $460 MILLION CREDIT FACILITY FOR THE REFINANCING OF SUBSTANTIALLY ALL OF THE PARTNERSHIP’S INDEBTEDENESS AND FLEET EMPLOYMENT UPDATES

ATHENS, GREECE — (Marketwired) – 7/28/17 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the second quarter ended June 30, 2017.

The Partnership’s net income for the quarter ended June 30, 2017 was $9.8 million compared with $14.9 million for the second quarter of 2016 and $12.3 million for the previous quarter ended March 31, 2017. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of June 30, 2017 (the “Class B Units” and the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended June 30, 2017 was $0.06, compared to $0.10 for the second quarter of 2016 and $0.08 for the previous quarter ended March 31, 2017.

Operating surplus prior to the capital reserve and the Class B Units distributions for the quarter ended June 30, 2017 amounted to $30.5 million, a decrease of 16.7% compared to $36.6 million for the second quarter of 2016 and a decrease of 6.7% compared to $32.7 million for the previous quarter ended March 31, 2017. We allocated $14.6 million to the capital reserve during the second quarter of 2017, unchanged compared to the previous quarter. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $13.0 million for the second quarter 2017. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the second quarter of 2017 reached $62.1 million corresponding to an increase of 2.0% compared to $60.9 million during the second quarter of 2016. The increase in total revenues was primarily a result of the expansion of our fleet, partly offset by the lower charter rates earned by certain of our vessels compared to the second quarter of 2016.

Total expenses for the second quarter of 2017 were $45.7 million compared to $40.3 million in the second quarter of 2016. Total vessel operating expenses during the second quarter of 2017 amounted to $22.0 million, an increase of 17.6% compared to $18.7 million during the second quarter of 2016. The increase primarily reflects the expansion of our fleet and the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of M/T ‘Atlantas II’ in September 2016 and M/T ‘Aktoras’ and M/T ‘Aiolos’ in March 2017, which were previously employed on bareboat charters. Total expenses for the second quarter of 2017 include vessel depreciation and amortization of $18.5 million compared to $17.9 million in the second quarter of 2016, corresponding to an increase of 3.4%, also attributable to the expansion of our fleet. General and administrative expenses for the second quarter of 2017 were $1.5 million, in line with the second quarter of 2016.

Total other expense, net for the second quarter of 2017 was $6.6 million compared to $5.7 million in the second quarter of 2016. Total other expense, net includes interest expense and finance costs of $6.7 million, compared to $6.0 million in the second quarter of 2016. The increase primarily reflects higher interest costs incurred during the second quarter of 2017, mainly as a result of an increase in the LIBOR weighted average interest rate compared to the same period in 2016.

As of June 30, 2017, total partners’ capital amounted to $929.8 million, an increase of $2.0 million compared to $927.8 million as of December 31, 2016. The increase primarily reflects net income for the six months ended June 30, 2017, partly offset by distributions declared and paid during the first half of 2017 in the total amount of $25.6 million.

Total cash as of June 30, 2017, amounted to $156.3 million out of which restricted cash (under our credit facilities) amounted to $18.0 million.

As of June 30, 2017, the Partnership’s total debt decreased by $8.7 million to $596.3 million, compared to $605.0 million as of December 31, 2016 due to scheduled loan principal payments during the first half of 2017.

New $460 million credit facility for the refinancing of substantially all of our existing credit facilities

On May 22, 2017, we entered into a firm offer letter for a senior secured term loan facility (the “New Facility”) of up to $460.0 million with HSH Nordbank AG (“HSH”) and ING Bank N.V. (“ING”) as mandated lead arrangers and bookrunners and BNP Paribas and National Bank of Greece S.A. as arrangers. The lenders also include Alpha Bank S.A., Piraeus Bank S.A. and Skandinaviska Enskilda Banken AB (Publ). The closing of the credit facility is subject to finalization of the long form loan documentation. We intend to use the net proceeds of the loans under the New Facility, together with available cash of approximately $120.6 million, to refinance, four out of five of our existing credit facilities amounting to $580.6 million in total: (i) our 2007 revolving credit facility of up to $370.0 million led by HSH, (ii) our 2008 non-amortizing credit facility of up to $350.0 million led by HSH, (iii) our 2011 credit facility of up to $25.0 million with Credit Agricole Bank, and (iv) our 2013 senior secured credit facility of up to $225.0 million led by ING. Following our planned refinancing, our debt will consist only of the loans outstanding under the New Facility and our 2015 credit facility with ING, and will total approximately $475.8 million. The New Facility has a six year maturity from drawdown, but it will be repayable in any event no later than November 2023. The New Facility is comprised of two tranches. Tranche A amounts to the lower of (i) $259.0 million and (ii) 57.5% of the value of 11 of our vessels with an average age of 3.0 years, and shall be repaid in 24 equal quarterly instalments of up to $4.8 million in addition to a balloon instalment of $143.0 million (payable together with the final quarterly instalment). Tranche B amounts to the lower of (i) $201.0 million and (ii) 57.5% of the value of 24 of our vessels with an average age of 10.3 years, and shall be repaid fully in 24 equal quarterly instalments of up to $8.4 million. The loans drawn under the New Facility will bear interest at LIBOR plus a margin of 3.25%. Our covenants under the New Facility are substantially similar to covenants made under our existing credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

Fleet Employment Update

The M/T ‘Aktoras’ (36,759 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) and M/T ‘Aiolos’ (36,725 IMO II/III Chemical Product Tanker built 2007 Hyundai Mipo Dockyard, South Korea) were redelivered to us on 11 and 25 March 2017 respectively from their previous ten year bareboat employment with BP Shipping Ltd (“BP”), which was at above market rates compared to period rates prevailing currently in the market. Both vessels were trading ‘dirty’ petroleum products during their employment with BP and as a result had to incur off hire days, in order to be prepared for clean product trading. In addition, in order to transition the vessels to clean petroleum product trading and reposition them for longer term employment, they have been trading on voyage or short time charters during the second quarter of 2017.

The M/T ‘Alkiviadis’ (36,721 dwt, Ice Class 1A IMO II/III Chemical/ Product, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) has extended its employment with CSSA S.A. (the shipping affiliate of Total S.A.) for an additional 12 months (+/- 30 days) at a gross daily rate of $12,750 per day. The charter extension will commence in early August with the earliest charter expiration in July 2018. The vessel is currently earning a gross daily rate of $13,300 per day.

As a result of the new charter, our charter coverage for 2017 and 2018 now stands at 83% and 52%, respectively.

Quarterly Common and Class B Unit Cash Distribution

On July 20, 2017, the Board of Directors of the Partnership declared a cash distribution of $0.08 per common unit for the second quarter of 2017 payable on August 11, 2017 to common unit holders of record on August 3, 2017.

In addition, on July 20, 2017, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2017, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The second quarter of 2017 Class B Unit cash distribution will be paid on August 10, 2017 to Class B Unitholders of record on August 2, 2017.

Market Commentary

Product & Crude Tanker Markets

Product tanker spot rates remained on average close to historically low levels during the second quarter of 2017. On the supply side, increased tonnage availability continued to apply downward pressure on rates, with year on year product tanker fleet growth estimated at 5.2% as of the end of the second quarter. The pressure on rates was further exacerbated by limited arbitrage opportunities, as OECD oil product inventories remained close to historically high levels. In the West, the market was supported by solid exports from the U.S., which reached seasonally new record levels, on the back of increased U.S. refinery throughput and increased demand from Latin America. Nevertheless, this was insufficient to reduce the supply-demand imbalance in the market. In the East, refinery maintenance in the first part of the quarter and decreased Chinese products exports had a negative impact on chartering activity. The market modestly recovered in June on the back of a rebound in Chinese exports and as refineries returned from maintenance, but rates remained overall at subdued levels on most trading routes.

In the period market, rates for Medium Range (“MR”) product tankers have seen a modest improvement compared to the previous quarter with the bulk of fixtures currently being short-term, as owners remain reluctant to fix longer period.

On the supply side, despite somewhat increased activity in terms of new orders for product tankers, the MR product tanker orderbook currently stands at 7.1%, the lowest level on record. In addition, product tanker deliveries continued to experience significant slippage during the first half of 2017, as approximately 32% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts estimate that net fleet growth for MR product tankers will amount to 3.0% in 2017, below the 2016 growth rate of 4.9%. On the demand side, analysts expect overall product tanker demand growth of 2.4% in 2017, largely supported by growth in imports into Latin America and Asia and continued growth in U.S. exports.

Suezmax spot earnings softened in the second quarter of 2017 compared to the preceding quarter. The existing agreement between a joint committee of OPEC and Non-OPEC oil producers to cut oil production continued to limit demand for Suezmaxes, while activity further waned in June as we entered the traditionally weak summer season. In addition, increased Suezmax newbuilding deliveries combined with weak rates across other crude tanker segments added pressure on the market. On the positive side, Chinese crude imports remained at firm levels.

The soft spot market had a negative impact on period activity as well as period charter rates, which declined when compared to the previous quarter.

On the supply side, the Suezmax orderbook represented, at the end of the second quarter of 2017, approximately 13.1% of the current fleet. Contracting activity continues to be limited, as 14 Suezmax tankers have been ordered since the start of the year. Analysts estimate that slippage for the first half of 2017 amounted to 31% of the expected deliveries. In terms of demand, Suezmax tonne/miles are expected to be supported by rising long-haul exports from the U.S. and growing crude import demand in India. Overall demand for the sector is projected to expand by 5.3% in 2017.

Neo-Panamax Container Market

The neo-panamax charter market continued to see improving charter rates for most of the second quarter of 2017, as increased employment opportunities absorbed idle tonnage. However, the charter market remains volatile, as rates seemed to cool off in most container segments towards the end of the quarter.

Increased vessel demand led to a further decrease of the idle container fleet from 4.5% at the end of the first quarter of 2017 to approximately 2.7%.

In addition, analysts have revised their demand growth projections for containerized cargo for full year 2017 to 4.8% from 4.3% in the previous quarter.

At the same time, the expected net fleet growth for 2017 has increased from 1.7% at the end of previous quarter to 2.7%, due to a slowdown in container vessel demolition, as well as reduced slippage for newbuilding deliveries in the second quarter of 2017. Analysts estimate that approximately 278,641 TEU’s have been scrapped in the first half of 2017 compared to 268,250 in the same period last year. At the end of the second quarter of 2017, the container orderbook stood at 13.7% of the current fleet, down from 15.1% in the previous quarter, which is at the lowest level on record.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are pleased to have completed a major milestone for the Partnership with the arrangement of our new $460.0 million credit facility to refinance, together with available cash, substantially all of our existing credit facilities. There are many benefits to the forthcoming refinancing. First, we expect that the contemplated refinancing will give our unitholders enhanced visibility on our financial position, as this will refinance the vast majority of our debt obligations well into 2023. Second, the envisaged prepayment associated with the refinancing will significantly reduce our indebtedness with our pro forma debt to capitalization ratio amounting to 33.8% as of June 30, 2017 (after giving effect to the refinancing) compared to 39.1% as of June 30, 2017. Additionally, we believe that the dual tranche structure of our new facility greatly mitigates the refinancing risk for the Partnership in the future, as the tranche collateralized by close to two thirds of our vessels will be fully amortizing without a balloon payment at maturity of the loan. The only bullet payment upon maturity of our new facility is therefore expected to amount to $143.0 million, compared to assumed net book value of the collateral fleet of $846.1 million, assuming solely, for this purpose, depreciation and amortization in line with our accounting policies and no write offs through 2023. Finally, annual amortization under our new credit facility is expected to be lower than the amount we currently allocate to our capital reserve, in addition to any interest cost savings from our reduced indebtedness.

“We strongly believe that this transaction will further strengthen our balance sheet and will be an important cornerstone, as we turn our attention to growth. We aim, subject to market conditions and the availability of financing, to further increase the long-term distributable cash flow of the Partnership by pursuing additional accretive transactions including a number of acquisition opportunities from Capital Maritime & Trading Corp. (“Capital Maritime”), our sponsor.”

Conference Call and Webcast

Today, July 28, 2017, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 4, 2017 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines, Petróleo Brasileiro S.A., Repsol Trading S.A., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, our refinancing plans, future debt levels and repayment, assumed net book value, our ability to pursue growth opportunities, our expectations or objectives regarding future distribution amounts, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Revenues	49,856	52,419	100,164	99,748
Revenues – related party	12,205	8,485	22,167	19,203

Total Revenues	62,061	60,904	122,331	118,951

Expenses:
Voyage expenses	3,537	2,160	5,825	4,012
Voyage expenses - related party	—	88	—	189
Vessel operating expenses	19,139	15,972	35,984	32,691
Vessel operating expenses - related party	2,902	2,685	5,685	5,301
General and administrative expenses	1,540	1,456	2,975	2,721
Vessel depreciation and amortization	18,544	17,937	37,070	35,390

Operating income	16,399	20,606	34,792	38,647

Other income / (expense), net:
Interest expense and finance cost	(6,709)	(5,962)	(13,059)	(12,059)
Interest and other income	129	229	339	387

Total other expense, net	(6,580)	(5,733)	(12,720)	(11,672)

Partnership’s net income	9,819	14,873	22,072	26,975

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775	5,550	5,550
General Partner’s interest in Partnership’s net income	136	241	320	426
Common unit holders’ interest in Partnership’s net income	6,908	11,857	16,202	20,999
Net income per:
• Common unit, basic and diluted	$0.06	$0.10	$0.13	$0.17
Weighted-average units outstanding:
• Common units, basic and diluted	122,892,517	119,559,456	122,441,607	119,559,456

Total comprehensive income:	9,819	14,873	22,072	26,975

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	138,302	106,678
Trade accounts receivable, net	2,139	2,497
Prepayments and other assets	2,611	3,943
Inventories	4,378	4,761

Total current assets	147,430	117,879

Fixed assets
Vessels, net	1,332,986	1,367,731

Total fixed assets	1,332,986	1,367,731

Other non-current assets
Above market acquired charters	82,499	90,243
Deferred charges, net	2,773	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,579	598

Total non-current assets	1,437,837	1,480,726

Total assets	1,585,267	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	96,970	39,568
Trade accounts payable	11,095	8,686
Due to related parties	9,656	16,095
Accrued liabilities	7,941	7,861
Deferred revenue, current	21,795	19,986

Total current liabilities	147,457	92,196

Long-term liabilities
Long-term debt, net	497,011	562,619
Deferred revenue	11,018	16,033

Total long-term liabilities	508,029	578,652

Total liabilities	655,486	670,848

Commitments and contingencies

Partners’ capital	929,781	927,757

Total liabilities and partners’ capital	1,585,267	1,598,605

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month period ended June 30,
	2017	2016
Cash flows from operating activities:
Net income	22,072	26,975
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	37,070	35,390
Amortization and write off of deferred financing costs	485	773
Amortization of above market acquired charters	7,744	7,060
Equity compensation expense	578	525
Changes in operating assets and liabilities:
Trade accounts receivable, net	358	(427)
Prepayments and other assets	351	(1,722)
Inventories	383	(897)
Trade accounts payable	3,511	2,271
Due to related parties	(6,439)	(8,387)
Accrued liabilities	468	(77)
Deferred revenue	(3,206)	(2,154)
Dry-docking costs paid	(1,055)	(1,826)

Net cash provided by operating activities	62,320	57,504

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(1,386)	(74,038)
Increase in restricted cash	—	(500)

Net cash used in investing activities	(1,386)	(74,538)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	5,120	—
Expenses paid for issuance of Partnership units	(120)	—
Proceeds from issuance of long-term debt	—	35,000
Deferred financing costs paid	(14)	(89)
Payments of long-term debt	(8,677)	(8,677)
Dividends paid	(25,619)	(44,142)

Net cash used in financing activities	(29,310)	(17,908)

Net increase / (decrease) in cash and cash equivalents	31,624	(34,942)

Cash and cash equivalents at beginning of period	106,678	90,190

Cash and cash equivalents at end of period	138,302	55,248

Supplemental cash flow information
Cash paid for interest	$12,547	$12,221
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	$113	$—
Capital expenditures included in liabilities	$941	$613
Capitalized dry docking costs included in liabilities	$86	$1,354

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2017	For the three-month period ended June 30, 2016	For the three-month period ended March 31, 2017
Partnership’s net income	9,819	14,873	12,253

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	19,060	18,423	19,054
Amortization of above market acquired charters and straight line revenue adjustments	1,576	3,305	1,401

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	30,455	36,601	32,708

Capital reserve	(14,644)	(14,644)	(14,644)

Class B preferred units distribution	(2,775)	(2,775)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	13,036	19,182	15,289

Increase in recommended reserves	(2,950)	(9,968)	(5,203)

Available Cash	10,086	9,214	10,086

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.